Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

November 29,  2005

Jill S. Davis

Branch Chief

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

USA

By fax sent to Jennifer Goeken – Division of Corporate Finance

Dear Jill S Davis:

RE: BONTAN CORPORATION INC. – Form 20-F for fiscal year ended March 31, 2004 and 2005 amended 20-F for fiscal 2005 and our previous correspondence (file # 0-30314)

We refer to your letter of November 16, 2005.

Enclosed attachment provides our responses to your comments in the same order.

Please contact the undersigned for any further information in the matter.

Sincerely

/s/Kam Shah

Kam Shah

Chief Executive and Financial Officer